FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 30, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2021 (U.S. GAAP)

Date:	July 30, 2021
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the three months ended June 30
	2020		2021
	(Millions of yen, except per share data)
		% Change from June 30, 2019		% Change from June 30, 2020
Total revenue	514,049	0.5%	405,172	(21.2%)
Net revenue	460,747	38.8%	353,275	(23.3%)
Income before income taxes	181,811	143.0%	78,533	(56.8%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	142,516	155.3%	48,487	(66.0%)
Comprehensive income	145,005	488.9%	51,220	(64.7%)
Basic-Net income attributable to NHI shareholders per share (Yen)	46.77		16.12
Diluted-Net income attributable to NHI shareholders per share (Yen)	45.65		15.59
Return on shareholders’ equity - annualized	21.0%		7.1%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At June 30
	2021	2021
	(Millions of yen, except per share data)
Total assets	42,516,480	41,830,204
Total equity	2,756,451	2,804,320
Total NHI shareholders’ equity	2,694,938	2,739,227
Total NHI shareholders’ equity as a percentage of total assets	6.3%	6.6%
Total NHI shareholders’ equity per share (Yen)	879.79	885.42

2. Cash Dividends

	For the year ended March 31
	2021	2022	2022 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	20.00	—	Unconfirmed
At December 31	—	—	—
At March 31	15.00	—	Unconfirmed
For the year	35.00	—	Unconfirmed

Note: Fiscal year 2022 Q2 and Q4 dividends are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2022”.

3. Earnings Forecasts for the year ending March 31, 2022

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

     a)     Changes in accounting policies due to amendments to the accounting standards : None

     b)     Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2021	2021
Number of shares outstanding (including treasury stock)	3,233,562,601	3,233,562,601
Number of treasury stock	170,407,167	139,870,716

	For the three months ended June 30
	2020	2021
Average number of shares outstanding (year-to-date)	3,047,302,930	3,007,328,504

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4
(4) Risks related to the COVID-19 pandemic	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2020 (A)	June 30, 2021 (B)
Net revenue	460.7	353.3	(23.3)
Non-interest expenses	278.9	274.7	(1.5)

Income (loss) before income taxes	181.8	78.5	(56.8)
Income tax expense	37.5	28.5	(23.9)

Net income (loss)	144.3	50.0	(65.4)

Less: Net income (loss) attributable to noncontrolling interests	1.8	1.5	(15.5)

Net income (loss) attributable to NHI shareholders	142.5	48.5	(66.0)

Return on shareholders’ equity - annualized	21.0%	7.1%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 353.3 billion yen for the three months ended June 30, 2021, a decrease of 23.3% from the same period in the prior year. Non-interest expenses decreased by 1.5% from the same period in the prior year to 274.7 billion yen. Income before income taxes was 78.5 billion yen and net income attributable to NHI shareholders was 48.5 billion yen for the three months ended June 30, 2021. Nomura recognized losses of 65.4 billion yen arising from transactions with a US client at its subsidiaries.

    Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2020 (A)	June 30, 2021 (B)
Net revenue	458.4	349.9	(23.7)
Non-interest expenses	278.9	274.7	(1.5)

Income (loss) before income taxes	179.5	75.2	(58.1)

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2021 was 349.9 billion yen, a decrease of 23.7% from the same period in the prior year. Non-interest expenses decreased by 1.5% from the same period in the prior year to 274.7 billion yen. Income before income taxes was 75.2 billion yen for the three months ended June 30, 2021. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

On April 1, 2021, the Investment Management Division was newly established by replacing the Asset Management Division and the Merchant Banking Division. As a result, the prior period amounts have been reclassified to conform to the current year presentation.

    Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2020 (A)	June 30, 2021 (B)
Net revenue	81.1	85.0	4.8
Non-interest expenses	66.0	66.0	(0.1)

Income (loss) before income taxes	15.1	19.0	26.2

Net revenue increased by 4.8% from the same period in the prior year to 85.0 billion yen. Non-interest expense decreased by 0.1% to 66.0 billion yen. As a result, income before income taxes increased by 26.2% to 19.0 billion yen.

    Operating Results of Investment Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2020 (A)	June 30, 2021 (B)
Net revenue	39.7	63.5	60.0
Non-interest expenses	17.5	18.6	6.1

Income (loss) before income taxes	22.2	44.9	102.6

Net revenue increased by 60.0% from the same period in the prior year to 63.5 billion yen. Non-interest expense increased by 6.1% to 18.6 billion yen. As a result, income before income taxes increased by 102.6% to 44.9 billion yen. Assets under management were 65.8 trillion yen as of June 30, 2021.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2020 (A)	June 30, 2021 (B)
Net revenue	248.7	132.8	(46.6)
Non-interest expenses	160.8	161.1	0.2

Income (loss) before income taxes	87.9	(28.4)	—

Net revenue decreased by 46.6% from the same period in the prior year to 132.8 billion yen. Non-interest expense increased by 0.2% to 161.1 billion yen. As a result, loss before income taxes was 28.4 billion yen. Nomura recognized losses arising from transactions with a US client at its subsidiaries.

    Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2020 (A)	June 30, 2021 (B)
Net revenue	89.0	68.7	(22.9)
Non-interest expenses	34.6	29.1	(16.0)

Income (loss) before income taxes	54.4	39.6	(27.2)

Net revenue was 68.7 billion yen including income of 36.2 billion yen recognized in June 2021 from the sale of a part of our shares held in Nomura Research Institute, Ltd. Income before income taxes was 39.6 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2021 were 41,830.2 billion yen, a decrease of 686.3 billion yen compared to March 31, 2021, mainly due to the decrease in Securities borrowed. Total liabilities as of June 30, 2021 were 39,025.9 billion yen, a decrease of 734.1 billion yen compared to March 31, 2021, mainly due to the decrease in Securities sold under agreements to repurchase. Total equity as of June 30, 2021 was 2,804.3 billion yen, an increase of 47.9 billion yen compared to March 31, 2021.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

(4)	Risks related to the COVID-19 pandemic

The COVID-19 pandemic has affected Nomura’s business, and this may continue in the future.

Various risks recognized related to the COVID-19 pandemic is disclosed in Risk Factors in Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2021) and Item 3. D. Risk Factors. in Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2021) for the year ended March 31, 2021.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2021) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2021) for the year ended March 31, 2021.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2021	June 30, 2021	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,509,754	3,230,541	(279,213)
Time deposits	281,422	345,724	64,302
Deposits with stock exchanges and other segregated cash	373,559	319,258	(54,301)

Total cash and cash deposits	4,164,735	3,895,523	(269,212)

Loans and receivables:
Loans receivable	2,943,472	2,867,032	(76,440)
Receivables from customers	459,090	452,253	(6,837)
Receivables from other than customers	793,669	1,011,571	217,902
Allowance for credit losses	(53,784)	(61,419)	(7,635)

Total loans and receivables	4,142,447	4,269,437	126,990

Collateralized agreements:
Securities purchased under agreements to resell	10,775,078	11,381,727	606,649
Securities borrowed	5,264,360	4,666,008	(598,352)

Total collateralized agreements	16,039,438	16,047,735	8,297

Trading assets and private equity and debt investments:
Trading assets*	15,674,354	15,277,367	(396,987)
Private equity and debt investments*	63,825	74,345	10,520

Total trading assets and private equity and debt investments	15,738,179	15,351,712	(386,467)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥395,429 million as of March 31, 2021 and ¥399,299 million as of June 30, 2021)	464,449	466,516	2,067
Non-trading debt securities*	426,758	416,990	(9,768)
Investments in equity securities*	126,649	131,008	4,359
Investments in and advances to affiliated companies*	364,393	356,309	(8,084)
Other	1,049,432	894,974	(154,458)

Total other assets	2,431,681	2,265,797	(165,884)

Total assets	42,516,480	41,830,204	(686,276)

*	Including securities pledged as collateral

Millions of yen
March 31, 2021	June 30, 2021	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,368,098	1,500,334	132,236
Payables and deposits:
Payables to customers	1,454,755	1,432,935	(21,820)
Payables to other than customers	1,773,699	1,303,772	(469,927)
Deposits received at banks	1,342,464	1,400,599	58,135

Total payables and deposits	4,570,918	4,137,306	(433,612)

Collateralized financing:
Securities sold under agreements to repurchase	13,360,429	12,875,394	(485,035)
Securities loaned	1,380,629	1,112,934	(267,695)
Other secured borrowings	392,515	421,679	29,164

Total collateralized financing	15,133,573	14,410,007	(723,566)

Trading liabilities	9,473,261	9,913,221	439,960
Other liabilities	1,239,167	949,683	(289,484)
Long-term borrowings	7,975,012	8,115,333	140,321

Total liabilities	39,760,029	39,025,884	(734,145)

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,233,562,601 shares as of March 31, 2021 and
3,233,562,601 shares as of June 30, 2021
Outstanding	-	3,063,155,434 shares as of March 31, 2021 and
3,093,691,885 shares as of June 30, 2021	594,493	594,493	—
Additional paid-in capital	696,122	677,476	(18,646)
Retained earnings	1,533,713	1,579,330	45,617
Accumulated other comprehensive income (loss)	(38,144)	(37,176)	968

Total NHI shareholders’ equity before treasury stock	2,786,184	2,814,123	27,939
Common stock held in treasury, at cost -
170,407,167 shares as of March 31, 2021 and
139,870,716 shares as of June 30, 2021	(91,246)	(74,896)	16,350

Total NHI shareholders’ equity	2,694,938	2,739,227	44,289

Noncontrolling interests	61,513	65,093	3,580

Total equity	2,756,451	2,804,320	47,869

Total liabilities and equity	42,516,480	41,830,204	(686,276)

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2020(A)	June 30, 2021(B)
Revenue:
Commissions	85,512	82,886	(3.1)
Fees from investment banking	10,828	35,703	229.7
Asset management and portfolio service fees	53,656	64,044	19.4
Net gain on trading	139,089	51,994	(62.6)
Gain on private equity and debt investments	1,070	25,988	—
Interest and dividends	106,543	64,536	(39.4)
Gain on investments in equity securities	3,473	3,468	(0.1)
Other	113,878	76,553	(32.8)

Total revenue	514,049	405,172	(21.2)
Interest expense	53,302	51,897	(2.6)

Net revenue	460,747	353,275	(23.3)

Non-interest expenses:
Compensation and benefits	138,297	135,603	(1.9)
Commissions and floor brokerage	28,511	26,816	(5.9)
Information processing and communications	43,238	44,099	2.0
Occupancy and related depreciation	17,058	16,716	(2.0)
Business development expenses	2,832	3,294	16.3
Other	49,000	48,214	(1.6)

Total non-interest expenses	278,936	274,742	(1.5)

Income before income taxes	181,811	78,533	(56.8)
Income tax expense	37,513	28,540	(23.9)

Net income	144,298	49,993	(65.4)

Less: Net income attributable to noncontrolling interests	1,782	1,506	(15.5)

Net income attributable to NHI shareholders	142,516	48,487	(66.0)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	46.77	16.12	(65.5)

Diluted-
Net income attributable to NHI shareholders per share	45.65	15.59	(65.8)

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2020(A)	June 30, 2021(B)
Net income	144,298	49,993	(65.4)
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(95)	(2,764)	—
Deferred income taxes	(14)	(311)	—

Total	(109)	(3,075)	—

Defined benefit pension plans:
Pension liability adjustment	2,807	(130)	—
Deferred income taxes	(499)	139	—

Total	2,308	9	(99.6)

Own Credit Adjustments:
Own Credit Adjustments	603	5,725	849.4
Deferred income taxes	(2,095)	(1,432)	—

Total	(1,492)	4,293	—

Total other comprehensive income	707	1,227	73.6

Comprehensive income	145,005	51,220	(64.7)
Less: Comprehensive income attributable to noncontrolling interests	2,357	1,765	(25.1)

Comprehensive income attributable to NHI shareholders	142,648	49,455	(65.3)

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2020 (A)	June 30, 2021 (B)
Net revenue

Business segment information:
Retail	81,078	84,986	4.8
Investment Management	39,674	63,482	60.0
Wholesale	248,669	132,777	(46.6)

Subtotal	369,421	281,245	(23.9)
Other	89,023	68,659	(22.9)

Net revenue	458,444	349,904	(23.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,303	3,371	46.4

Net revenue	460,747	353,275	(23.3)

Non-interest expenses

Business segment information:
Retail	66,009	65,964	(0.1)
Investment Management	17,503	18,569	6.1
Wholesale	160,800	161,134	0.2

Subtotal	244,312	245,667	0.6
Other	34,624	29,075	(16.0)

Non-interest expenses	278,936	274,742	(1.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	278,936	274,742	(1.5)

Income (loss) before income taxes

Business segment information:
Retail	15,069	19,022	26.2
Investment Management	22,171	44,913	102.6
Wholesale	87,869	(28,357)	—

Subtotal	125,109	35,578	(71.6)
Other*	54,399	39,584	(27.2)

Income (loss) before income taxes	179,508	75,162	(58.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,303	3,371	46.4

Income (loss) before income taxes	181,811	78,533	(56.8)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2020 (A)	June 30, 2021 (B)
Net gain (loss) related to economic hedging transactions	5,577	3,444	(38.2)
Realized gain (loss) on investments in equity securities held for operating purposes	685	173	(74.7)
Equity in earnings of affiliates	6,609	9,617	45.5
Corporate items	45,090	(9,272)	—
Other	(3,562)	35,622	—

Total	54,399	39,584	(27.2)

Note: Prior period amounts have been reclassified to conform to the current year presentation.

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2021
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	696,122
Stock-based compensation awards	(18,628)
Changes in an affiliated company’s interests	(18)

Balance at end of period	677,476

Retained earnings
Balance at beginning of year	1,533,713
Net income attributable to NHI shareholders	48,487
Gain (loss) on sales of treasury stock	(2,870)

Balance at end of period	1,579,330

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	18,316
Net change during the period	(3,334)

Balance at end of period	14,982

Defined benefit pension plans
Balance at beginning of year	(43,477)
Pension liability adjustment	9

Balance at end of period	(43,468)

Own credit adjustments
Balance at beginning of year	(12,983)
Own credit adjustments	4,293

Balance at end of period	(8,690)

Balance at end of period	(37,176)

Common stock held in treasury
Balance at beginning of year	(91,246)
Repurchases of common stock	(3)
Sale of common stock	0
Common stock issued to employees	16,353

Balance at end of period	(74,896)

Total NHI shareholders’ equity

Balance at end of period	2,739,227

Noncontrolling interests
Balance at beginning of year	61,513
Net change during the period	3,580

Balance at end of period	65,093

Total equity

Balance at end of period	2,804,320

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2021
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021(A)	June 30, 2021(B)	(B-A)/(A)
Revenue:
Commissions	85,512	92,253	96,687	102,445	82,886	(19.1)	376,897
Fees from investment banking	10,828	27,031	36,138	34,684	35,703	2.9	108,681
Asset management and portfolio service fees	53,656	57,417	58,639	60,335	64,044	6.1	230,047
Net gain (loss) on trading	139,089	131,463	136,402	(96,914)	51,994	—	310,040
Gain on private equity and debt investments	1,070	1,805	1,362	8,497	25,988	205.8	12,734
Interest and dividends	106,543	82,494	89,602	77,827	64,536	(17.1)	356,466
Gain on investments in equity securities	3,473	1,940	3,523	5,117	3,468	(32.2)	14,053
Other	113,878	24,939	33,519	35,981	76,553	112.8	208,317

Total revenue	514,049	419,342	455,872	227,972	405,172	77.7	1,617,235
Interest expense	53,302	50,344	53,780	57,937	51,897	(10.4)	215,363

Net revenue	460,747	368,998	402,092	170,035	353,275	107.8	1,401,872

Non-interest expenses:
Compensation and benefits	138,297	137,006	136,816	95,787	135,603	41.6	507,906
Commissions and floor brokerage	28,511	27,675	26,326	29,038	26,816	(7.7)	111,550
Information processing and communications	43,238	42,584	43,484	49,529	44,099	(11.0)	178,835
Occupancy and related depreciation	17,058	19,056	18,109	18,144	16,716	(7.9)	72,367
Business development expenses	2,832	3,632	3,388	3,668	3,294	(10.2)	13,520
Other	49,000	55,418	42,636	139,969	48,214	(65.6)	287,023

Total non-interest expenses	278,936	285,371	270,759	336,135	274,742	(18.3)	1,171,201

Income (loss) before income taxes	181,811	83,627	131,333	(166,100)	78,533	—	230,671
Income tax expense	37,513	14,704	30,910	(12,853)	28,540	—	70,274

Net income (loss)	144,298	68,923	100,423	(153,247)	49,993	—	160,397

Less: Net income attributable to noncontrolling interests	1,782	1,281	2,057	2,161	1,506	(30.3)	7,281

Net income (loss) attributable to NHI shareholders	142,516	67,642	98,366	(155,408)	48,487	—	153,116

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	46.77	22.13	32.16	(50.77)	16.12	—	50.11

Diluted-
Net income (loss) attributable to NHI shareholders per share	45.65	21.52	31.16	(50.78)	15.59	—	48.63

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021(A)	June 30, 2021(B)	(B-A)/(A)	March 31, 2021
Net revenue

Business segment information:
Retail	81,078	92,795	98,155	96,781	84,986	(12.2)	368,809
Investment Management	39,674	30,068	39,380	54,028	63,482	17.5	163,150
Wholesale	248,669	220,305	223,139	(757)	132,777	—	691,356

Subtotal	369,421	343,168	360,674	150,052	281,245	87.4	1,223,315
Other	89,023	23,876	38,774	15,339	68,659	347.6	167,012

Net revenue	458,444	367,044	399,448	165,391	349,904	111.6	1,390,327

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,303	1,954	2,644	4,644	3,371	(27.4)	11,545

Net revenue	460,747	368,998	402,092	170,035	353,275	107.8	1,401,872

Non-interest expenses

Business segment information:
Retail	66,009	69,970	69,840	70,661	65,964	(6.6)	276,480
Investment Management	17,503	18,018	17,836	18,785	18,569	(1.1)	72,142
Wholesale	160,800	154,828	146,268	165,155	161,134	(2.4)	627,051

Subtotal	244,312	242,816	233,944	254,601	245,667	(3.5)	975,673
Other	34,624	42,555	36,815	81,534	29,075	(64.3)	195,528

Non-interest expenses	278,936	285,371	270,759	336,135	274,742	(18.3)	1,171,201

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	278,936	285,371	270,759	336,135	274,742	(18.3)	1,171,201

Income (loss) before income taxes

Business segment information:
Retail	15,069	22,825	28,315	26,120	19,022	(27.2)	92,329
Investment Management	22,171	12,050	21,544	35,243	44,913	27.4	91,008
Wholesale	87,869	65,477	76,871	(165,912)	(28,357)	—	64,305

Subtotal	125,109	100,352	126,730	(104,549)	35,578	—	247,642
Other*	54,399	(18,679)	1,959	(66,195)	39,584	—	(28,516)

Income (loss) before income taxes	179,508	81,673	128,689	(170,744)	75,162	—	219,126

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,303	1,954	2,644	4,644	3,371	(27.4)	11,545

Income (loss) before income taxes	181,811	83,627	131,333	(166,100)	78,533	—	230,671

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2021
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021(A)	June 30, 2021(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	5,577	(4,965)	1,402	(13,464)	3,444	—	(11,450)
Realized gain (loss) on investments in equity securities held for operating purposes	685	124	744	178	173	(2.8)	1,731
Equity in earnings of affiliates	6,609	5,251	10,398	(38,668)	9,617	—	(16,410)
Corporate items	45,090	(16,005)	(15,050)	(9,079)	(9,272)	—	4,956
Other	(3,562)	(3,084)	4,465	(5,162)	35,622	—	(7,343)

Total	54,399	(18,679)	1,959	(66,195)	39,584	—	(28,516)

Note: Prior period amounts have been reclassified to conform to the current year presentation.

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2022_1q.pdf